UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number 001-39327

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Park Place

55 Par-la-Ville Road

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

ITEM 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Seadrill Limited – Cash settlement under Management Incentive Plan

Hamilton, Bermuda, August 31, 2023

Reference is made to the announcements made by Seadrill Limited (“Seadrill” or the “Company”) (NYSE & OSE: SDRL) on August 8, 2022, and April 21, 2023 regarding the Company’s management incentive plan (the “Plan”).

A portion of certain Time-vested Restricted Stock Units (“TRSUs”) previously awarded to primary insiders of the Company, Simon Johnson (President and Chief Executive Officer), Grant Creed (EVP, Chief Financial Officer), Leif Nelson (EVP, Chief Operations & Technology Officer), Torsten Sauer-Petersen (EVP, Human Resources), Samir Ali (EVP, Chief Commercial Officer) and Todd Strickler (SVP, General Counsel) has vested and been cash settled as further described in the attached forms.

This information is subject to disclosure requirements pursuant to article 19 of the Regulation EU 596/2014 (the EU Market Abuse Regulation) and section 5-12 of the Norwegian Securities Trading Act.

Contact Information

For additional information, visit www.seadrill.com.

Lydia Brantley Mabry

Director of Investor Relations

T: +1 (832) 252-7064

E: lydia.mabry@seadrill.com

About Seadrill

Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations around the globe. Seadrill’s high-quality, technologically-advanced fleet spans all asset classes allowing its experienced crews to conduct operations across geographies, from shallow to ultra-deepwater environments.

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Simon Johnson

2	Reason for the notification

a)	Position/status	Primary insider, Chief Executive Officer

b)	Initial notification/Amendment	Initial notification

3	Details of issuer

a)	Name	Seadrill Limited

b)	LEI	213800LZ4WWG15NAC829

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument Identification code	Derivative, Time-vested Restricted Stock Units linked to the shares of Seadrill Limited (BMG7998G1069)

b)	Nature of the transaction	Cash settlement of Time-vested Restricted Stock Units.

c)	Price(s) and volume(s)	Price(s)	Volume(s)

		USD 46.84	17,809

d)	Aggregated information — Aggregated volume — Price	Cash settlement of 17,809 Time-vested Restricted Stock Units for a total of USD 834,174.

e)	Date of the transaction	2023-08-31

f)	Place of the transaction	Outside a trading venue.

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Leif Nelson

2	Reason for the notification

a)	Position/status	Primary insider, Chief Operations & Technology Officer

b)	Initial notification/Amendment	Initial notification

3	Details of issuer

a)	Name	Seadrill Limited

b)	LEI	213800LZ4WWG15NAC829

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument Identification code	Derivative, Time-vested Restricted Stock Units linked to the shares of Seadrill Limited (BMG7998G1069)

b)	Nature of the transaction	Cash settlement of Time-vested Restricted Stock Units.

c)	Price(s) and volume(s)	Price(s)	Volume(s)

		USD 46.84	8,904

d)	Aggregated information — Aggregated volume — Price	Cash settlement of 8,904 Time-vested Restricted Stock Units for a total of USD 417,063.

e)	Date of the transaction	2023-08-31

f)	Place of the transaction	Outside a trading venue.

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Grant Creed

2	Reason for the notification

a)	Position/status	Primary insider, Chief Financial Officer

b)	Initial notification/Amendment	Initial notification

3	Details of issuer

a)	Name	Seadrill Limited

b)	LEI	213800LZ4WWG15NAC829

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument Identification code	Derivative, Time-vested Restricted Stock Units linked to the shares of Seadrill Limited (BMG7998G1069)

b)	Nature of the transaction	Cash settlement of Time-vested Restricted Stock Units.

c)	Price(s) and volume(s)	Price(s)	Volume(s)

		USD 46.84	6,233

d)	Aggregated information — Aggregated volume — Price	Cash settlement of 6,233 Time-vested Restricted Stock Units for a total of USD 291,954.

e)	Date of the transaction	2023-08-31

f)	Place of the transaction	Outside a trading venue.

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Torsten Sauer-Petersen

2	Reason for the notification

a)	Position/status	Primary insider, Human Resources

b)	Initial notification/Amendment	Initial notification

3	Details of issuer

a)	Name	Seadrill Limited

b)	LEI	213800LZ4WWG15NAC829

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument Identification code	Derivative, Time-vested Restricted Stock Units linked to the shares of Seadrill Limited (BMG7998G1069)

b)	Nature of the transaction	Cash settlement of Time-vested Restricted Stock Units.

c)	Price(s) and volume(s)	Price(s)	Volume(s)

		USD 46.84	4,452

d)	Aggregated information — Aggregated volume — Price	Cash settlement of 4,452 Time-vested Restricted Stock Units for a total of USD 208,532.

e)	Date of the transaction	2023-08-31

f)	Place of the transaction	Outside a trading venue.

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Samir Ali

2	Reason for the notification

a)	Position/status	Primary insider, Chief Commercial Officer

b)	Initial notification/Amendment	Initial notification

3	Details of issuer

a)	Name	Seadrill Limited

b)	LEI	213800LZ4WWG15NAC829

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument Identification code	Derivative, Time-vested Restricted Stock Units linked to the shares of Seadrill Limited (BMG7998G1069)

b)	Nature of the transaction	Cash settlement of Time-vested Restricted Stock Units.

c)	Price(s) and volume(s)	Price(s)	Volume(s)

		USD 46.84	4,452

d)	Aggregated information — Aggregated volume — Price	Cash settlement of 4,452 Time-vested Restricted Stock Units for a total of USD 208,532.

e)	Date of the transaction	2023-08-31

f)	Place of the transaction	Outside a trading venue.

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Todd Strickler

2	Reason for the notification

a)	Position/status	Primary insider, General Counsel

b)	Initial notification/Amendment	Initial notification

3	Details of issuer

a)	Name	Seadrill Limited

b)	LEI	213800LZ4WWG15NAC829

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument Identification code	Derivative, Time-vested Restricted Stock Units linked to the shares of Seadrill Limited (BMG7998G1069)

b)	Nature of the transaction	Cash settlement of Time-vested Restricted Stock Units.

c)	Price(s) and volume(s)	Price(s)	Volume(s)

		USD 46.84	1,069

d)	Aggregated information — Aggregated volume — Price	Cash settlement of 1,069 Time-vested Restricted Stock Units for a total of USD 50,072.

e)	Date of the transaction	2023-08-31

f)	Place of the transaction	Outside a trading venue.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: August 31, 2023	By:	/s/ Simon Johnson
Name: Simon Johnson
Title: Chief Executive Officer of Seadrill Management Ltd.
(Principal Executive Officer of Seadrill Limited)